

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil and Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

> **Re:** **Avalon Oil and Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed July 14, 2006**
> **File No. 1-12850**

Dear Mr. Rodriguez:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief